Mail Stop 3561

April 13, 2007

Eric Gaer, Chief Executive Officer
Solvis Group, Inc.
701 N. Green Valley Pkwy
Suite 200
Henderson, NV 89074

> **Re:** **Solvis Group, Inc.**
> **Item 4.01 Form 8-K**
> **Filed April 6, 2007**
> **File No. 0-30443**

Dear Mr. Gaer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note the first paragraph of your disclosure. Please revise your disclosure to state whether your former accountant, Weinberg & Company P.A., resigned, declined to stand for re-election, or was dismissed and the specific date, as required by Item 304(a)(1)(i) of Regulation S-B.

2. We note the third and fourth paragraphs of your disclosure. Please revise your disclosure to clarify whether the former accountant's report on the financial statements for the years ended September 30, 2002 and 2003 contained an adverse opinion or disclaimer of opinion, or was modified as to uncertainty, audit scope or accounting principles, which would include the uncertainty regarding the ability to continue as a going concern. Note that if

the former accountant audited the fiscal years ended September 30, 2002 and 2003, disclosures related to the audit reports for that period and those financial statements is required under Item 304(a)(1)(ii) of Regulation S-B.

3. Please reconcile your statement in the third paragraph that "the auditors are unable to say whether there are or are not any disagreements in the two most recent fiscal years and any subsequent interim period through the date of change" with the statement in the sixth paragraph of your disclosure that "there were no disagreements with the former accountant".

4. Please obtain and file an Exhibit 16 letter from the former accountants stating whether the former accountant agrees with your revised Item 304 disclosures, or the extent to which the accountant does not agree.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Raquel Howard at (202) 551-3291.

Sincerely,

Raquel Howard
Staff Accountant

cc: Robert A. Dietrich, Chief Financial Officer
        Solvis Group, Inc.
        Fax: (760) 930-9531